UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56243/August 14, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12663

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                                :

In the Matter of   :

                                :

AMERICAN TELETRONICS, INC.   :   ORDER MAKING FINDINGS AND
(n/k/a SHINE HOLDINGS, INC.)   :   REVOKING REGISTRATIONS BY
                                :   DEFAULT

                                :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 21, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered the OIP to Respondent on July 17, 2007, in a manner that complies with Rule 141(a)(2)(ii) of its Rules of Practice. Under the terms of the OIP, Respondent was required to file an Answer to the OIP within ten days after July 17, 2007. No Answer has been received and the time for filing has expired.

       On July 31, 2007, I ordered Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. The response to the Order to Show Cause was due no later than August 10, 2007. No response has been received and the time for filing has expired. Accordingly, Respondent is in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

       American Teletronics, Inc. (CIK No. 314888) (American Teletronics), is a dissolved Colorado corporation formerly located in Dallas, Texas. It has a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). In 2006, American Teletronics, through a reverse merger, changed its name to Shine Holdings, Inc. (Shine Holdings), a company located in Cary, North Carolina, but it did not update its EDGAR filer information in the Commission's computer records, as required by Commission rules. American Teletronics' securities are quoted on the Pink Sheets under the name Shine Holdings, Inc. (ticker symbol SHDG). American Teletronics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996. That filing reported a net loss of $1,514,087 for the prior three quarters.

       Respondent is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports, and failed to respond to a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American Teletronics, Inc. (n/k/a Shine Holdings, Inc.) (CIK 314888), are revoked.

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James T. Kelly
Administrative Law Judge